UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Portland General Electric Company
(Name of Issuer)
Common Stock, no par
(Title of Class of Securities)
736508847
(CUSIP Number)

John J. Ray, III

BDHLR, LLC

c/o Enron Corp.

1221 Lamar Street, Suite 1600, Houston, Texas 77010

Phone Number: (713) 853-6161

Copy To:

John T. McCarthy, Esq.

D. Mark McMillan, Esq.

Bell, Boyd & Lloyd LLC

70 W Madison St., Suite 3100, Chicago, Illinois 60602
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736508847

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)	Enron Disputed Claims Reserve N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,642,314

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 34,642,314

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,642,314

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.4%

14.	Type of Reporting Person (See Instructions) OO

This statement constitutes Amendment No. 2 to the statement on Schedule 13D as previously filed (the “Original Schedule 13D”) by the Enron Disputed Claims Reserve on April 5, 2006, as amended by Amendment No. 1 as previously filed on May 3, 2006. Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This statement relates to shares (the “Shares”) of the common stock, no par value (the “Common Stock”), of Portland General Electric Company, an Oregon corporation (the “Issuer”), whose principal executive offices are located at 121 SW Salmon Street, Portland, Oregon 97204.

Item 5.	Interest in Securities of Issuer

Sub-items (a), (b), and (c) of Item 5 are amended and restated in their entirety as follows:

(a) and (b)  For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person owns directly 34,642,314 shares of Common Stock, representing 55.4% of the issued and outstanding Common Stock and is deemed to have sole voting and dispositive power with respect to such shares of Common Stock subject to the direction of the DCR Overseers as described above.

(c)   On April 3, 2006, the Issuer distributed 35,463,555 shares of Common Stock to the DCR in connection with the Issuer’s distribution of Common Stock to holders of allowed claims pursuant to the Plan. No consideration was paid in connection with the transfer of those shares. Since April 3, 2006, 821,241 shares of Common Stock have been distributed from the DCR to holders of allowed claims pursuant to the Plan, including 813,153 shares that were distributed on June 1, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2006

Enron Disputed Claims Reserve
By: BDHLR, LLC, as Disbursing Agent

/s/ John J. Ray, III
John J. Ray, III, President